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SECURITI[illegible]SION

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ANNUAL AUDI[illegible]ORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
APR 0 9 2003
WASH. D.C.
155
SECTION

SEC FILE NUMBER
8-50218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAMPART FINANCIAL SERVICES, INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 E. SWAMP ROAD (SUITE 200)
(No. and Street)

DOYLESTOWN (City) PA (State) 18901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENNETT J. COOPER (800) 441-7100 Ext 135 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHULTZ & SAGE CPA's PC
(Name – *if individual, state last, first, middle name*)

55 NORTH BLVD (Address) GREAT NECK (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bennett J. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rampart Financial Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Registered Principal

Title

Sworn to and subscribed before me this 8th day of April 2003

Helen J. Dutton

Notary Public


NOTARIAL SEAL
HELEN J. DUTTON, Notary Public
Doylestown Boro., Bucks County
My Commission Expires April 17, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAMPART FINANCIAL SERVICES, INC.
SCHEDULE OF NET CAPITAL RECONCILIATION
AS AT DECEMBER 31, 2002

A. Reconciliation of Balance Sheet As At December 31, 2002:

	Amount Per Audited Report Dec. 31, 2002	Amount Per Focus Report Dec. 31, 2002	Difference	Explanation
Assets:				
Cash In Banks	$74,739	$63,235	$11,504	Stale checks voided & added to Cash In Banks
Receivables From Non-Customers	29,129	0	29,129	Commissions Receivable Received In Jan., 2003
Property, Plant & Equipment	12,142	12,407	(265)	Fourth Quarter 2002 Depreciation
Other Assets (Prepaid Expenses)	12,744	6,640	6,104	Unexpired insurance & Prepaid Annual Fees
Total Assets	$128,754	$82,282	$46,472	
Liabilities & Stockholders' Equity:				
Payable To Non-Customers	$24,507	$509	$23,998	Void Checks & Commissions Due & Paid in Jan., 2003
Total Stockholders' Equity	104,247	81,773	22,474	Difference In Annual Net Income caused by items discussed above.
Total Liabilities & Stockholders' Equity	$128,754	$82,282	$46,472	

B: Computation Of Net Capital:				
Total Stockholders' Equity	$104,247	$81,773	$22,474	Difference Discussed Above
Non-Allowable Assets:				
Receivables	(29,129)	0	(29,129)	Difference Discussed Above
Equipment	(12,142)	(12,407)	265	Difference Discussed Above
Prepaid Expenses	(12,744)	(6,640)	(6,104)	Difference Discussed Above
Net Capital	$50,232	$62,726	($12,494)	Sum of Differences